Exhibit 99.1

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ANNOUNCEMENT

PROPOSED APPOINTMENT OF THE NON-EXECUTIVE DIRECTOR

On 11 May 2016, the board (the “Board”) of directors (the “Directors”) of the China Southern Airlines Company Limited Company (the “Company”) received the motion regarding the proposed appointment of the non-executive Director made by China Southern Air Holding Company (“CSAHC”), a controlling shareholder of the Company, for additional proposal to be submitted to the annual general meeting of the Company (the “AGM”) to be held on Friday, 27 May 2016 at 2:00 p.m. for approval by the shareholders of the Company.

Pursuant to Article 176 of the Articles of Association of the Company (the “Articles of Association”), the Board resolved unanimously by means of correspondence and written resolution to approve the additional resolution to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law of the People's Republic of China and the Articles of Association.

According to the recommendation of CSAHC, the Board proposed to nominate Mr. Wang Chang Shun as the non-executive Director of the seventh session of the Board (the “Proposed Appointment”) and submit such resolution to the AGM for approval.

The biographical details of Mr. Wang Chang Shun are as follows:

Mr. WANG Chang Shun, aged 58, is a male ethnic Han and a member of the Communist Party of China (CPC). He graduated from the University of Science and Technology of China with a Ph.D. in management science and engineering. He is currently the President and Deputy Party Secretary of China Southern Air Holding Company. He began his career in February 1976, served successively as Deputy Director, Director of Weather Safety Supervision Department of CAAC Urumqi Regional Administration; member of the Party Committee and Vice President of Xinjiang Airlines (Deputy Director of CAAC Urumqi Regional Administration); Party Secretary and Vice President of Xinjiang Airlines (Deputy Director of CAAC Urumqi Regional Administration). From November 2000, he worked as President and Deputy Party Secretary of China Southern Airlines Company Limited. From April 2001, he also worked as Vice Chairman of the board of China Southern Airlines Company Limited. From September 2002, he served as the Executive Vice President, member of the Leading Party Group of China Southern Air Holding Company, and Vice Chairman of the board, President and Deputy Party Secretary

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of China Southern Airlines Company Limited. From August 2004, he worked as the Deputy Administrator of the General Administration of Civil Aviation of China (later renamed as the Civil Aviation Administration of China). From March 2008, he served as the Deputy Administrator and member of the Party Committee of CAAC (Vice Minister Ranking); from October 2011, he worked as the President, Deputy Party Secretary of China National Aviation Holding Company; from January 2012, he also worked as Chairman of Air China Limited. In January 2014, he was appointed the Vice Minister and member of Leading Party Group of the Ministry of Transport. Since February 2016, he has served as the President and Deputy Party Secretary of China Southern Air Holding Company. He is also a representative of the 12th National People’s Congress.

If Mr. Wang Chang Shun is appointed as a non-executive Director, he will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 7th Session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, Mr. Wang Chang Shun will not receive remuneration from the Company and shall be paid and be subject to performance evaluation by CSAHC. Further details of the emolument for Directors have been disclosed in the circulars of the Company dated 14 May 2009 and 14 October 2011.

As at the date of the announcement, save as disclosed, Mr. Wang Chang Shun (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the Proposed Appointment that needs to be brought to the attention of the shareholders of the Company, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

A supplemental circular together the supplemental notice of AGM containing, inter alia, further details of the Proposed Appointment will be despatched to the shareholders as soon as possible.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 May 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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